Exhibit 99.1

Century 21 China Real Estate Reports Second Quarter 2013 Unaudited Financial Results

Announces upcoming departure of CFO and appointment of new acting CFO

BEIJING, Aug. 15, 2013 /PRNewswire-FirstCall/ — IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights[1]

•     Consolidated net revenue in the second quarter of 2013 was RMB212.1million (US$34.6million), a decrease of 18.2% from the first quarter of 2013, and an increase of 5.9% from the second quarter of 2012.

•     Revenue from company-owned brokerage services in the second quarter of 2013 was RMB156.2 million (US$25.5 million), a decrease of 27.3% from the first quarter of 2013, and a decrease of 10.0% from the second quarter of 2012.

•     Revenue from primary and commercial services in the second quarter of 2013 was RMB43.8 million (US$7.1 million), an increase of 29.6% from the first quarter of 2013, and an increase of 129.3% from the second quarter of 2012.

•     Net loss in the second quarter of 2013 was RMB29.6 million (US$4.8 million), compared to net income of RMB7.7 million in the first quarter of 2013, and net income of RMB2.3 million in the second quarter of 2012.

•     Net loss attributable to IFM Investments Limited in the second quarter of 2013 was RMB33.0 million (US$5.4 million), compared to net income attributable to IFM Investments Limited of RMB5.4 million in the first quarter of 2013, and net income attributable to IFM Investments Limited of RMB0.8 million in the second quarter of 2012.

“In the second quarter, new capital gains tax regulations severely impacted secondary transaction volumes in Beijing, resulting in lower-than-anticipated revenue,” said Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “We anticipate a gradual increase in transaction volumes over the coming months, and remain confident in the long-term outlook for the secondary market.”

Mr. Harry Lu, vice chairman and president, added, “While the difficult secondary market environment adversely affected our results in the second quarter, our Shanggu primary segment posted yet another quarter of record revenue, benefiting from a strong pipeline.

With diverse revenue streams and a flexible network, we are confident that Century 21 China Real Estate is well positioned to benefit as the secondary market normalizes.”

Century 21 China Real Estate today also announced that Chief Financial Officer Kevin Wei has resigned, effective within two months, and will remain on the Company’s board of directors.

The Company has appointed Ms. Lulu Li as acting chief financial officer from the effective date of Mr. Wei’s resignation until it identifies a permanent replacement. Ms. Lulu Li joined Century 21 China Real Estate in 2000, and has served as board secretary since 2007, and vice president since 2010. She holds an MBA degree from Beijing International MBA at Beijing University.

Mr. Zhang said, “I would like to thank Kevin for his years of valuable service and look forward to his continuing contributions as a member of Century 21 China Real Estate’s board of directors.”

[1]This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended June 30, 2013, were made at a rate of RMB6.1374 to US$1.00 which is the noon buying rate on June 28, 2013 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

Second Quarter 2013 Results

The Company’s consolidated net revenue in the second quarter of 2013 was RMB212.1 million (US$34.6 million), representing a decrease of 18.2% from RMB259.3 million in the first quarter of 2013 and an increase of 5.9% from RMB200.3 million in the second quarter of 2012. The sequential decrease was primarily due to a decrease in transaction volumes in the company-owned brokerage services segment as a result of the implementation of the Chinese government’s “Five New Measures” for the administration of the housing market in March 2013. The year-over-year increase was mainly due to an increase in revenue from primary and commercial services, which offset lower revenue from company-owned brokerage services as a result of decreased transaction volumes.

Revenue from company-owned brokerage services in the second quarter of 2013 was RMB156.2 million (US$25.5 million), representing a decrease of 27.3% from RMB215.0 million in the first quarter of 2013, a decrease of 10.0% from RMB173.5 million in the second quarter of 2012, and 73.6% of total net revenue. The sequential decrease was primarily due to a decrease in sales and purchase transaction volumes in the second quarter following the implementation of the Chinese government’s “Five New Measures.” The year-over-year decrease was also due to a decrease in the number of new homes sold through the company-owned brokerage services segment.

Revenue from primary and commercial services in the second quarter of 2013 reached a record high of RMB43.8 million (US$7.1 million), representing an increase of 29.6% from RMB33.8 million in the first quarter of 2013, an increase of 129.3% from RMB19.1million in the second quarter of 2012, and 20.7% of total net revenue.The sequential increase was primarily due to the fact that more new commercial properties were sold, which contributed to a higher weighted average selling price (“ASP”) per square meter, in spite of a slight decline in gross floor area (“GFA”) sold to 169,920 square meters. The year-over-year increase was primarily attributable to greater GFA of new properties sold, as well as a higher weighted ASP, as a result of the improved performance of the Company’s Shanggu business unit.

Revenue from mortgage management services in the second quarter of 2013 was RMB9.3 million (US$1.5 million), representing an increase of 16.3% from RMB8.0 million in the first quarter of 2013, an increase of 50.0% from RMB6.2 million in the second quarter of 2012, and 4.4% of total net revenue. The sequential increase was primarily due to an increase in home equity loans brokered by the Company. The year-over-year increase was due to an increase in both traditional home mortgage loans and home equity loans brokered by the Company.

Revenue from franchise services in the second quarter of 2013 was RMB2.8 million (US$0.5 million), representing an increase of 12.0% from RMB2.5 million in the first quarter of 2013, an increase of 86.7% from RMB1.5 million in the second quarter of 2012, and 1.3% of total net revenue. The sequential and year-over-year increases were primarily a result of the signing of more agreements with new franchisees in Beijing in the second quarter of 2013.

Commissions and other agent-related costs in the second quarter of 2013 were RMB142.9 million (US$23.3 million), representing a decrease of 8.2% from RMB155.6 million in the first quarter of 2013, an increase of 23.9% from RMB115.3 million in the second quarter of 2012, and 67.4% of total net revenue. The sequential decrease was primarily due to a decrease in commission expenses as a result of lower revenues from company-owned brokerage services. The year-over-year increase was primarily due to an increase in payroll sales as a result of an increase in the number of sales professionals employed, as well as higher commission expenses associated with the Company’s Shanggu business unit, which was consistent with its higher revenue in the second quarter of 2013.

Operating costs in the second quarter of 2013 were RMB47.5 million (US$7.7 million), representing an increase of 12.0% from RMB42.4 million in the first quarter of 2013, an increase of 15.9% from RMB41.0 million in the second quarter of 2012, and 22.4% of total net revenue. The sequential and year-over-year increases were primarily attributable to an increase in the number of sales offices in operation, an increase in average rental rates, and more service charges associated with higher revenue from the primary and commercial services segment.

Selling, general and administrative expenses in the second quarter of 2013 were RMB53.9 million (US$8.8 million), representing a decrease of 0.2% from RMB54.0 million in the first quarter of 2013, an increase of 25.6% from RMB42.9 million in the second quarter of 2012, and 25.4% of total net revenue. The year-over-year increase was primarily due to an increase in marketing expenses as well as higher non-sales payroll expenses.

Goodwill impairment losses in the second quarter of 2013 were RMB20.4 million (US$3.3 million), resulting from the shortfall in the results of operations of the Company’s Shanggu business unit, as compared to those previously estimated. Net change in fair value in the second quarter of 2013 was RMB22.0 million (US$3.6 million), mainly due to the fair value change of the contingent consideration payable in respect of the Company’s acquisition of the Shanggu business unit in June 2011. The change in the contingent consideration payable resulted primarily from the disparity between estimated and actual revenue and earnings of the Company’s Shanggu business unit in the first half of 2013.

Loss from operations in the second quarter of 2013 was RMB30.6 million (US$5.0 million), compared to income from operations of RMB7.2 million in the first quarter of 2013, and income from operations of RMB0.7 million in the second quarter of 2012. Non-GAAP[2] loss from operations in the second quarter of 2013 was RMB32.1 million (US$5.2 million), compared to non-GAAP income from operations of RMB7.3 million in the first quarter of 2013, and non-GAAP income from operations of RMB1.5 million in the second quarter of 2012.

The Company estimates its quarterly income tax provisions based on U.S. GAAP and will reconcile the total annual provisions at year end. The income tax provisions of the Company in the second quarter of 2013 were related mostly to its Shanggu business unit. The effective tax rate of the Company will fluctuate from quarter to quarter as the income or losses generated from the Company’s operating entities may fluctuate.

Net loss attributable to IFM Investments Limited in the second quarter of 2013 was RMB33.0 million (US$5.4 million), compared to net income attributable to IFM Investments Limited of RMB5.4 million in the first quarter of 2013, and net income attributable to IFM Investments Limited of RMB0.8 million in the second quarter of 2012. Non-GAAP net loss attributable to IFM Investments Limited in the second quarter of 2013 was RMB34.5 million (US$5.6 million), compared to non-GAAP net income attributable to IFM Investments Limited of RMB5.5 million in the first quarter of 2013, and non-GAAP net income attributable to IFM Investments Limited of RMB1.6 million in the second quarter of 2012.

Basic net loss per American depositary share (“ADS”) and diluted net loss per ADS in the second quarter of 2013 were RMB2.22 (US$0.36) and RMB2.22 (US$0.36), respectively. Non-GAAP basic net loss per ADS and non-GAAP diluted net loss per ADS in the second quarter of 2013 were RMB2.33 (US$0.38) and RMB2.33 (US$0.38), respectively. Each of the Company’s ADSs represents 45 Class A ordinary shares.

As of June 30, 2013, the Company had cash and cash equivalents of RMB169.3 million (US$27.6 million), a decrease of RMB19.3 million from March 31, 2013. This was mainly due to the fact that net cash used in operating activities in the second quarter of 2013 was RMB33.6 million (US$5.5 million).

During the second quarter of 2013, the Company’s CENTURY 21® China Real Estate network covered 27 major cities with an average of more than 944 sales offices, including an average of 322 company-owned sales offices in operation. As of June 30, 2013, the Company’s CENTURY 21® China Real Estate network, including its franchise network, employed more than 13,600 sales professionals.

[2] Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures is included in the “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations” in the accompanying condensed financial information included in this press release.

Business Outlook

The Company currently estimates that its total net revenue for the third quarter of 2013 will be in the range of RMB220 million to RMB230 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on August15, 2013, at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

U.S. Toll / International:	+1-845-675-0437
United States Toll Free:	+1-866-519-4004
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the pass code to join the call. The pass code is “Century 21 China Real Estate Earnings Call. “

A live and archived webcast of the conference call will be available until August 22, 2013 at http://ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission, particularly the recent fluctuations in the real estate market in China. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to IFM Investments Limited and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation, impairment of goodwill and net change in fair value. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the accompanying condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Lulu Li
Vice President
IFM Investments Limited
Phone: +86-10-6561-7188
E-mail: ir@century21cn.com

Josh Gartner
Brunswick Group
Phone: +86-10-5960-8600
Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng
Brunswick Group
Phone: +1-212-333-3810
Email: ctc@brunswickgroup.com

IFM Investments Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	June 30,	June 30,
	2012	2013	2013
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	191,048	169,305	27,586
Restricted cash	18,036	16,877	2,750
Accounts receivable, net	176,287	208,882	34,034
Amounts due from related parties	110	142	23
Loans receivable	35,229	69,988	11,404
Prepaid expenses and other current assets	41,265	53,024	8,639
Deferred tax assets	4,880	9,187	1,497
Total current assets	466,855	527,405	85,933
Non-current assets:
Investment in associates	13,141	14,493	2,361
Property and equipment, net	40,832	37,194	6,060
Intangible assets, net	90,253	87,465	14,251
Goodwill	103,943	83,559	13,615
Other non-current assets	19,644	21,909	3,570
Total assets	734,668	772,025	125,790
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	14,168	14,349	2,338
Accrued expenses and other current liabilities	217,694	292,991	47,738
Amounts due to related parties	272	282	46
Deferred revenue	8,539	14,350	2,338
Contingent consideration payable— Current	—	11,602	1,890
Total current liabilities	240,673	333,574	54,350
Long-term deposits payable	10,541	10,815	1,762
Contingent consideration payable	33,774	—	—
Deferred tax liabilities	16,652	16,207	2,641
Total liabilities	301,640	360,596	58,753
Redeemable non-controlling interest	69,430	73,506	11,977
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized as of December 31, 2012 and June 30, 2013, respectively; 667,672 and 668,108 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	4,939	4,942	805
Additional paid-in capital	1,035,651	1,035,927	168,789
Statutory reserves	5,595	5,595	912
Accumulated deficit	(691,891)	(719,545)	(117,239)
Total IFM Investments Limited shareholders’ equity	354,294	326,919	53,267
Non-controlling interest	9,304	11,004	1,793
Total shareholders’ equity	363,598	337,923	55,060
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	734,668	772,025	125,790

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the Three Months Ended
		March		June
	June 30,	31,	June 30,	30,
	2012	2013	2013	2013
	RMB	RMB	RMB	US$

Net revenue	200,258	259,312	212,085	34,556
Costs and expenses:
Commissions and other agent-related costs	(115,294)	(155,612)	(142,880)	(23,280)
Operating costs	(41,010)	(42,440)	(47,527)	(7,744)
Selling, general and administrative expenses	(42,906)	(54,015)	(53,920)	(8,785)
Goodwill impairment	(10,755)	—	(20,384)	(3,321)
Net change in fair value	10,453	—	21,991	3,583
Total costs and expenses	(199,512)	(252,067)	(242,720)	(39,547)
(Loss) income from operations	746	7,245	(30,635)	(4,991)
Interest income	375	1,249	1,277	208
Other income	—	70	1,245	203
Foreign currency exchange (loss) gain	75	(15)	(31)	(5)
(Loss) income before income tax and share of associates’ income	1,196	8,549	(28,144)	(4,585)
Income tax	175	(1,723)	(1,912)	(312)
Share of associates’ income	910	852	500	81
Net (loss) income	2,281	7,678	(29,556)	(4,816)
Net loss attributable to non-controlling interest	(1,448)	(2,307)	(3,469)	(565)
Net (loss) income attributable to IFM Investments Limited	833	5,371	(33,025)	(5,381)

Net (loss) income attributable to ordinary shareholders	833	5,371	(33,025)	(5,381)

Net (loss) income per share, basic	0.00	0.01	(0.05)	(0.01)
Net (loss) income per share, diluted	0.00	0.01	(0.05)	(0.01)

Net (loss) income per ADS, basic	0.06	0.36	(2.22)	(0.36)
Net (loss) income per ADS, diluted	0.06	0.35	(2.22)	(0.36)

Number of shares used in calculating net (loss) income per share, basic	667,672	667,943	668,108	668,108
Number of shares used in calculating net (loss) income per share, diluted	667,672	686,206	668,108	668,108

Number of ADSs used in calculating net (loss) income per ADS, basic	14,837	14,843	14,847	14,847
Number of ADSs used in calculating net (loss) income per ADS, diluted	14,837	15,249	14,847	14,847

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the Three Months Ended
	June 30,	March 31,	June 30	June 30,
	2012	2013	2013	2013
	RMB	RMB	RMB	US$
GAAP (loss) income from operations	746	7,245	(30,635)	(4,991)
Plus:
Share-based compensation	439	100	107	17
Goodwill impairment	10,755	—	20,384	3,321
Net change in fair value	(10,453)	—	(21,991)	(3,583)
Non-GAAP (loss) income from operations	1,487	7,345	(32,135)	(5,236)

GAAP net (loss) income attributable to IFM Investments Limited	833	5,371	(33,025)	(5,381)
Plus:
Share-based compensation	439	100	107	17
Goodwill impairment	10,755	—	20,384	3,321
Net change in fair value	(10,453)	—	(21,991)	(3,583)
Non-GAAP net (loss) income attributable to IFM Investments Limited	1,574	5,471	(34,525)	(5,626)

GAAP net (loss) income attributable to ordinary shareholders	833	5,371	(33,025)	(5,381)
Plus:
Share-based compensation	439	100	107	17
Goodwill impairment	10,755	—	20,384	3,321
Net change in fair value	(10,453)	—	(21,991)	(3,583)
Non-GAAP(loss) income attributable to ordinary shareholders	1,574	5,471	(34,525)	(5,626)

GAAP net (loss) income per ADS, basic	0.06	0.36	(2.22)	(0.36)
GAAP net (loss) income per ADS, diluted	0.06	0.35	(2.22)	(0.36)

Non-GAAP net (loss) income per ADS, basic	0.11	0.37	(2.33)	(0.38)
Non-GAAP net (loss) income per ADS, diluted	0.11	0.36	(2.33)	(0.38)

Number of ADSs used in calculating GAAP / non-GAAP net (loss) income per ADS, basic	14,837	14,843	14,847	14,847
Number of ADSs used in calculating GAAP / non-GAAP net (loss) income per ADS, diluted	14,837	15,249	14,847	14,847